CUSIP NO. 180567406                                                                                  Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

(Name of Issuer)

CLASS I SHARES OF COMMON STOCK $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

180567406

(CUSIP Number)

Thomas C. Mandia

Assistant Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403

800‑632‑2350

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or 240.13d‑1(g), check the following box.[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

CUSIP NO.  180567406                                                                        Page 2 of 14

1.   NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             25,547,9621

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             24,783,984

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,547,962

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             44.8%2

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

1 Consists of 15,777,928 Class I Shares of Common Stock held in a Franklin Resources, Inc. corporate account and 9,770,033 held for the benefit of fiduciary accounts managed by Franklin Resources Inc.’s investment management subsidiaries, including a fund managed by Franklin Advisers, Inc.

2 Represents the current beneficial ownership percentage that Franklin Resources, Inc. and its investment management subsidiaries may be deemed to beneficially own based upon 57,038,167 Class I Shares of Common Stock outstanding as of November 14, 2024. Class I Shares of Common Stock were initially transferred to Franklin Resources, Inc. for no consideration from Legg Mason, Inc. on March 12,2021.

      CUSIP NO. 180567406                                                                       Page 3 of 14

1.                  NAMES OF REPORTING PERSONS.

             Charles B. Johnson3

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             AF

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            (See Item 5)

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             (See Item 5)

      14.    TYPE OF REPORTING PERSON

             HC,IN

3 Shares of common stock of Franklin Resources, Inc. held in a revocable trust for which Mr. C.B. Johnson is trustee, as well as shares held in 401(k) Plan, shares held in an individual retirement account, and shares held by three private charitable foundations for which he is a trustee with shared voting and investment power (Mr. C.B. Johnson disclaims beneficial ownership of such shares).

      CUSIP NO. 180567406                                                                            Page 4 of 14

1.                    NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.4

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             AF

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            (See Item 5)

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             (See Item 5)

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

4 Shares of common stock of Franklin Resources, Inc. held in a revocable trust for which Mr. R. H. Johnson, Jr. is trustee, as well as shares held in 401(k) Plan, shares held in an individual retirement account, shares held by his spouse (Mr. R. H. Johnson, Jr. disclaims beneficial ownership of such shares), and shares held by a private charitable foundation for which he is a trustee (Mr. R. H. Johnson, Jr. disclaims beneficial ownership of such shares).

CUSIP NO. 180567406                                                                                   Page 5 of 14

1.                   NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             7,867,833

      8.     SHARED VOTING POWER

             0

      9.     SOLE DISPOSITIVE POWER

             7,867,833

      10.    SHARED DISPOSITIVE POWER

             0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,867,833

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.8%

      14.    TYPE OF REPORTING PERSON

             AF,CO (See Item 5)

      CUSIP NO. 180567406                                                                        Page 6 of 14

Item 1. Security and Issuer

This statement relates to Class I Shares of Common Stock (the “Shares”) of CLARION PARTNERS REAL ESTATE INCOME FUND INC., a Maryland corporation (the "Issuer"). The Issuer’s principal executive office is located at 620 Eighth Avenue, New York, New York 10018.

      Item 2.  Identity and Background

(a), (f)  This Schedule 13D is being filed by Franklin Resources, Inc., a Delaware corporation (“FRI”), Charles B. Johnson (“C. Johnson”), Rupert H. Johnson, Jr. (“R. Johnson, Jr.”), and Franklin  Advisers, Inc., a California corporation (“FAV”, and together with FRI, C. Johnson and R. Johnson, Jr., the “Reporting Persons”).  FAV is a direct wholly-owned subsidiary of FRI.  C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and C. Johnson is an Executive Consultant to FRI.  C. Johnson and R. Johnson, Jr. are citizens of the United States.

(b)   The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906.  The directors and principal executive officers of FRI and FAV, their present principal occupations, citizenship and business addresses are listed on Exhibit B.

(c)  The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business and FRI makes investments to advance the interests of its investment management business. The principal business of FAV is to act as an investment adviser. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit B.

(d)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons have invested in the Issuer as follows:

•15,777,928 Shares were acquired for a purchase price of $175,545,377, inclusive of $50,000,000 paid by Legg Mason, Inc. (now a subsidiary of FRI), from FRI’s and Legg Mason, Inc.’s working capital; and

•9,770,033 Shares were acquired for a purchase price of $122,843,202 for the benefit of fiduciary accounts managed by FRI’s investment management subsidiaries from their working capital, including a fund managed by FAV.

In addition, on March 12, 2021 5,223 Class S Shares of Common Stock of the Issuer, 5,232 Class T Shares of Common Stock of the Issuer, and 5,251 Class D Shares of Common Stock of the Issuer were transferred for no consideration from Legg Mason, Inc. to FRI.  C. Johnson and R. Johnson, Jr. do not own directly any shares of the Issuer.

      Item 4.   Purpose of Transaction

FRI and its investment management subsidiaries, including FAV, acquired the Shares for investment and to facilitate the acquisition of the Issuer’s commercial real estate investments.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Other factors that may affect the Reporting Persons’ investment in the Shares include, without limitation, the Issuer’s financial position, results, prospects and strategic direction, actions taken by the Issuer’s portfolio managers, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions.

Except as described above, none of FRI and its investment management subsidiaries, and none of any of the other Reporting Persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer.  The Reporting Persons may at any time review, reconsider and change their position and/or change their purpose and/or develop such plans or proposals.

      Item 5.    Interest in Securities of the Issuer

(a-b)

See cover pages.  FRI is filing this report for itself and its affiliates.  FRI and its investment management subsidiaries may be deemed to beneficially own the Shares for which such investment management subsidiaries are the investment adviser for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). In addition, FAV may be deemed to beneficially own the Shares in its capacity as the investment adviser to Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940 ("Franklin Income Fund"), pursuant to an investment management contract that grants investment and/or voting power to FAV.  When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

CUSIP NO. 180567406                                                                            Page 7 of 14

Beneficial ownership by FRI and its affiliates is being reported herein in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) (the “1998 Release ”) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates") are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates").  Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI, establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates, of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.

C. Johnson and R. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  The Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of the Shares. FRI, FAV, and the Principal Shareholders disclaim any pecuniary interest in any of the Shares. In addition, the filing of the Schedule 13D on behalf of FRI and the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FRI, FAV, and the Principal Shareholders believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)Sole power to vote or to direct the vote of the Shares:

      Franklin Resources, Inc.:                                                          15,777,928

      Charles B. Johnson:                                                                         0

      Rupert H. Johnson, Jr.:                                                                     0

      Franklin Advisers, Inc.:                                                            7,867,833

      Fiduciary Trust Company International:                                              1,902,200

(ii)  Shared power to vote or to direct the vote of the Shares                                    0

(iii) Sole power to dispose or to direct the disposition of the Shares:

      Franklin Resources, Inc.:                                                          15,777,928

      Charles B. Johnson:                                                                         0

      Rupert H. Johnson, Jr.:                                                                     0

      Franklin Advisers, Inc.:                                                            7,867,833

      Fiduciary Trust Company International:                                              1,138,223

(iv)  Shared power to dispose or to direct the disposition of the Shares:                         0

      (c)    Except as set forth in Exhibit D, none of the Reporting Persons have effected any transactions in the Shares during the past sixty days.

      (d     The clients of FRI’s investment management subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

             Franklin Income Fund has an interest in 7,867,833 Shares, or 13.8% of the Shares.

      (e)     Not Applicable

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of

      the Issuer.

              Not Applicable

CUSIP NO.  180567406                                                                               Page 8 of 14

      Item 7.    Material to be Filed as Exhibits.

      Exhibit A:  Joint Filing Agreement

      Exhibit B:  Principal Executive Officers and Directors of FRI and FAV

      Exhibit C:   Limited Powers of Attorney for Section 13 Reporting Obligations

      Exhibit D:   Transactions in the past 60 days

                                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: November 15, 2024

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:           /s/THOMAS C. MANDIA

                                 ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                                 Thomas C. Mandia

                                 Assistant Secretary of Franklin Resources, Inc.

                                 Attorney‑in‑Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

                                 Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

              Assistant Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

                    Franklin Income Fund

By:            /s/ALISON E. BAUR

              ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

              Alison E. Baur

              Vice President and Assistant Secretary of Franklin Custodian Funds

CUSIP NO.  180567406                                                                               Page 9 of 14

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on November 15, 2024.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:           /s/THOMAS C. MANDIA

                                 ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                                 Thomas C. Mandia

                                 Assistant Secretary of Franklin Resources, Inc.

                                 Attorney‑in‑Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

                                 Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

              Assistant Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

                    Franklin Income Fund

By:           /s/ALISON E. BAUR

              ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

              Alison E. Baur

              Vice President and Assistant Secretary of Franklin Custodian Funds

CUSIP NO.  180567406                                                                              Page 10 of 14

                                                    EXHIBIT B

        PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Executive Chairman and Chairman of the Board, and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President, Chief Executive Officer and Director, FRI; Director, Thermo Fisher Scientific Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Matthew Nicholls	Executive Vice President, Chief Financial Officer, and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Thomas C. Merchant	Executive Vice President and General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Terrence J. Murphy	Executive Vice President, Head of Public Markets, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alok Sethi	Executive Vice President, Head of Global Operations, FRI Citizen of India	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Adam B. Spector	Executive Vice President, Head of Global Distribution, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Brian M. Eakes	Executive Vice President, Head of Global Finance	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gwen L. Shaneyfelt	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, Pacific Mutual Holding Company; Chairman Emeritus of the Board, SRI International; Chairman, JDN Corporate Advisory, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Karen M. King	Director, FRI; Managing Director and Chief Legal Officer, Silver Lake	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alexander S. Friedman	Director, FRI; Co-Founder and Chief Executive Officer, Novata Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John Y. Kim	Director, FRI; Founder and Managing Partner, Brewer Lane Ventures LLC; Director/Trustee, Eversource Energy	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anthony J. Noto	Director, FRI; Chief Executive Officer and Director, SoFi Technologies, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.  180567406                                                                       Page 11 of 14

Name	Principal Occupation	Residence or Business Address
John W. Thiel	Director FRI; Partner and Senior Advisor, MyNextSeason	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Chief Executive Officer, The PGA of America; Non-Executive Chairman, Alex Brown, a division of Raymond James; Director, Yext, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures; Director, Warner Bros. Discovery, Inc	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Lindsay Oshita	Chief Financial Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Thomas C. Merchant	Chief Legal Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Bjorn A. Davis	Chief Compliance Officer, FAV	280 Park Avenue New York, NY 10017
Jonathan Curtis	Executive Vice President and Chief Investment Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Michael P. McCarthy	Executive Vice President and Portfolio Manager, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Roger A. Bayston	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Sonal Desai	Executive Vice President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Stephen H. Dover	Executive Vice President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Michael Foley	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Adam Petryk	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Wylie A. Tollette	Executive Vice President, FAV	3344 Quality Drive Rancho Cordova, CA 95670

CUSIP NO.  180567406                                                                         Page 12 of 14

EXHIBIT C

LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of December, 2023.

                                                             /s/CHARLES B. JOHNSON

                                                             Signature

                                                             Charles B. Johnson

                                                             Print Name

CUSIP NO.   180567406                                                                         Page 13 of 14

LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

             Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of December, 2023.

                                                              /s/RUPERT H. JOHNSON, JR.

                                                              Signature

                                                              Rupert H. Johnson, Jr.

                                                              Print Name

CUSIP NO.  180567406                                                                              Page 14 of 14

                                                    EXHIBIT D

                                         TRANSACTIONS IN THE PAST 60 DAYS

     The purchase of Shares described below were made in the open market on The Nasdaq Stock Market LLC for the benefit of fiduciary accounts managed by Fiduciary Trust Company International:

		Price per Share
Date of Transaction	Number of Shares	(in U.S. Dollars)
10/01/2024	14,970	11.69
10/10/2024	23,504	11.70
11/04/2024	10,693	11.63

   The sell of Shares described below were made in the open market on The Nasdaq Stock Market LLC for the benefit of fiduciary accounts managed by Fiduciary Trust Company International:

		Price per Share
Date of Transaction	Number of Shares	(in U.S. Dollars)
10/15/2024	202	11.70